UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

US Airways Group, Inc.
File No. 001-08444

US Airways, Inc.
File No. 001-08444

CF#24210

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     US Airways Group, Inc. and US Airways, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 2.1, 10.1, 10.2, 10.3, 10.4 and 10.5 to a Form 10-Q filed on October 22, 2009.

     Based on representations by US Airways Group, Inc. and US Airways, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period specified:

Exhibit 2.1	through April 1, 2016
Exhibit 10.1	through February 28, 2018
Exhibit 10.2	through February 28, 2018
Exhibit 10.3	through February 28, 2018
Exhibit 10.4	through March 31, 2017
Exhibit 10.5	through March 31, 2017

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Amanda Ravitz
          Branch Chief -- Legal